UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 AMENDMENT NO. 10
                                       to
                                   SCHEDULE 13D

                                    Under the
                          Securities Exchange Act of 1934


                           COMMONWEALTH INDUSTRIES, INC.
                    --------------------------------------------
                                (Name of Issuer)


                           Common Stock ($.01 par value)
                    ----------------------------------------
                         (Title of Class of Securities)

                                  20290410-8
                              ------------------
                                (CUSIP Number)



                              Ronald N. Graves, Esq.
                 J.R. Simplot Self-Declaration of Revocable Trust
                                 999 Main Street
                               Boise, Idaho  83702
                            Telephone:  (208) 336-2110
                       ------------------------------------
                (Names, addresses and telephone numbers of persons
                 authorized to receive notices and communications)


                               October 15, 2004
                           ------------------------
                        (Date of event which requires
                          filing of this Statement)

                                      Page 1 of 10
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

1)     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (entities only).

       JRS Properties III L.P.

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)     X

       (b)

3)     SEC Use Only

4)     Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       Idaho

Number of                    7)  Sole Voting Power                  875,900
Shares
Beneficially                 8)  Shared Voting Power                0
Owned
by Each                      9)  Sole Dispositive Power             875,900
Reporting
Person With:                10)  Shared Dispositive Power           0

11)     Aggregate Amount Beneficially Owned by Each Reporting Person

        875,900 shares

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)     Percent of Class Represented by Amount in Row (11)

        5.38%

14)     Type of Reporting Person

        PN
*****


Item 1.  Security and Issuer.

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of Commonwealth Industries, Inc. (the "Issuer"), whose address is 500 West Jefferson Street, 19th Floor, Louisville, Kentucky 40202-2823. This Amendment No. 10 amends the Schedule 13D originally filed on March 1, 1999 on behalf of the J.R. Simplot Self Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999, as amended by Amendment No. 2 to Schedule 13D filed on December 2, 1999, as amended by Amendment No. 3 to Schedule 13D filed December 29, 1999, as amended by Amendment No. 4 to Schedule 13D filed November 22, 2000, as amended by Amendment No. 5 to Schedule 13D filed May 30, 2002, as amended by Amendment No. 6 to Schedule 13D filed April 2, 2003, as amended by Amendment No. 7 to Schedule 13D filed June 11, 2003, as amended by Amendment No. 8 to
Schedule 13D filed February 4, 2004, and as amended by Amendment No. 9 to
Schedule 13D filed June 28, 2004.

     The purpose of this Amendment No. 10 is to report (i) sales of Stock resulting in a material change; and (ii) substitution of the Reporting Person who has investment and dispositive power. On September 1, 2004, JRS Properties L.P. ("JRS Properties"), which was a Reporting Person in Amendments 6 to 9 to this Schedule 13D, merged into JRS Properties III L.P. ("JRS Properties III"), with JRS Properties III remaining as the surviving entity (the "Merger"). As a result of the Merger, all shares of Common Stock owned by JRS Properties became owned by JRS Properties III. In addition, following the Merger, the Trust ceased being a member of the limited liability company that is the general partner of JRS Properties III, and therefore the Trust does not exercise voting and investment power. Accordingly, JRS Properties III is the Reporting Person on this Schedule 13D and the Trust is no longer a Reporting Person.

     Except as expressly set forth in this Amendment No. 10, the Schedule 13D (as previously amended) remains in effect.

Item 2.  Identity and Background.

     This amendment is being filed on behalf of JRS Properties III. The Trust holds approximately 88% of the limited partnership interest in JRS Properties III. The general partner of JRS Properties III is JRS Management L.L.C., an Idaho limited liability company ("JRS Management"). Effective September 1, 2004, the managers of JRS Management, and their identity and background information, are as follows:

                                     3 of 10

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     Name                 Principal Occupation               Business Address
     __________________   _____________________________   ___________________

     Scott R.             Chairman/J.R. Simplot Company       999 Main Street
     Simplot                                               Boise, Idaho 83702

     Stephen              Retired President, J.R. Simplot     999 Main Street
     Beebe                Company                          Boise, Idaho 83702

     During the last five years, neither of the above managers of JRS Management has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Both of the managers are U.S. citizens.

     JRS Management is controlled by its members through the power to elect the managers. The members of JRS Management and their identity and background information are as follows:

     a)  The Trust;

     b)  JRS Properties III (interest will be eliminated in consolidation);
and

     c) J.R. Simplot Company, a Nevada corporation. The J.R. Simplot Company is a privately held, diversified agri-business and natural resources company with its principal place of business located at 999 Main Street, Boise, Idaho. The J.R. Simplot Company is owned by descendants of Mr. J.R. Simplot. The directors and executive officers of the J.R. Simplot Company are as follows:

                                   A.  Directors

Name                     Principal Occupation                Business Address
_____________________    ______________________________   ___________________

Scott R. Simplot         Chairman, J.R. Simplot Company       999 Main Street
                                                           Boise, Idaho 83702

A. Dale Dunn             Retired                              999 Main Street
                                                           Boise, Idaho 83702

Don J. Simplot           Director/J.R. Simplot Company        999 Main Street
                                                           Boise, Idaho 83702

Gay C. Simplot           Director/J.R. Simplot Company        999 Main Street
                                                           Boise, Idaho 83702

Stephen A. Beebe         Retired                              999 Main Street
                                                          Boise, Idaho  83702

John Edward Simplot      Director/J.R. Simplot Company        999 Main Street
                                                           Boise, Idaho 83702

Joseph W. Marshall       Retired                              999 Main Street
                                                           Boise, Idaho 83702

Richard M.               Business Executive                   999 Main Street
Hormaechea                                                 Boise, Idaho 83702

Lawrence S. Hlobik       President & CEO, J.R. Simplot        999 Main Street
                         Company                           Boise, Idaho 83702

Debbie S. McDonald       Director/J.R. Simplot Company        999 Main Street
                                                           Boise, Idaho 83702

Robert J. Lane           Retired                              999 Main Street
                                                          Boise, Idaho  83702

                                B.  Executive Officers

Lawrence S. Hlobik   President & CEO, J.R. Simplot            999 Main Street
                     Company                               Boise, Idaho 83702

Annette G. Elg       Sr. Vice President and Chief Financial   999 Main Street
                     Officer, J.R. Simplot Company         Boise, Idaho 83702

William J. Whitacre  Sr. Vice President/J.R. Simplot   18 S. 9th Street, Ste.
                     Company                          308, Boise, Idaho 83702

Terry T. Uhling      Sr. Vice President and Secretary, J.R.   999 Main Street
                     Simplot Company                       Boise, Idaho 83702

Thomas J. Sorge      Vice President and Treasurer, J.R.       999 Main Street
                     Simplot Company                       Boise, Idaho 83702



           During the last five years, none of the above officers and directors of J.R. Simplot Company has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.   n/a


Item 4.  Purpose of the Transaction.  n/a

Item 5.  Interest in Securities of the Issuer.

     (a) Based upon information contained in the quarterly report on Form 10-Q of the Issuer filed August 5, 2004, with the Securities and Exchange Commission for the quarter ended June 30, 2004 (the "10-Q"), the Shares owned constitute approximately 5.38% of the 16,254,397 shares of Stock outstanding as of August 1, 2004, as reported in the 10-Q.

     Within the last 60 days, the following Shares of Stock were sold in open market sales through ordinary brokerage transactions:

      Sale               No. of                       Price per Share
      Date               Shares                       (including commissions)
     ______              ______                       _______________________

     9/8/04               3000                             $8.75
     9/9/04               3000                              8.88
    9/10/04               3000                              8.94
    9/13/04               2100                              8.91
                           900                              8.93
    9/14/04               3000                              8.79
    9/15/04               3000                              8.71
    9/20/04               3000                              8.47
    9/21/04               3000                              8.57
    9/22/04               3000                              8.82
    9/23/04               3000                              8.73
    9/24/04               2000                              8.70
                          1000                              8.75
    9/27/04                400                              8.80
                          1300                              8.81
                           500                              8.82
                           300                              8.83
                           500                              8.85
    9/28/04               1100                              8.91
                          1900                              8.92
    9/29/04               3000                              9.07
    9/30/04               3000                              9.13
    10/1/04               2900                              9.19
                           100                              9.20
    10/5/04                107                              9.22
                           600                              9.30
                           100                              9.31
                            93                              9.32
                           400                              9.36
                           500                              9.38
                           100                              9.39
                           500                              9.40
                           100                              9.43
    10/6/04               2400                              9.16

                            100                             9.20
    10/7/04                2500                             9.79
    10/8/04                2500                             9.75
   10/12/04                 600                             9.55
                            910                             9.63
                            300                             9.64
                           1000                             9.65
                            190                             9.68
   10/13/04                1400                             9.60
                           1600                             9.61
   10/14/04                3000                             9.10
   10/15/04                2900                             9.00
                            100                             9.01
   10/18/04                2400                             9.00
                            100                             9.03
                            400                             9.05
                            100                             9.06
   10/19/04                 654                             8.87
                            200                             8.89
                           1000                             8.95
                            100                             8.96
                            500                             8.97
                            200                             8.99
                            246                             9.01
                            100                             9.03
   10/20/04                 700                             8.60
                            100                             8.66
                            200                             8.67
                            400                             8.69
                            100                             8.70
                            100                             8.71
                            200                             8.72
                            100                             8.73
                            100                             8.74
   10/22/04                 900                             8.94
                           1000                             8.96
                            100                             8.97
   10/25/04                 800                             8.63
                            400                             8.73
                            100                             8.74
                            700                             8.78
   10/26/04                2000                             8.93

   10/27/04                1500                             9.15
                            300                             9.21
                            100                             9.20
                            100                             9.19
   10/28/04                2000                             9.03
   10/29/04                2000                             8.91
   11/1/04                 2000                             9.30
   11/2/04                  200                             9.12
                           1100                             9.16
                            400                             9.17
                            300                             9.18
   11/3/04                  300                             9.20
                             16                             9.21
                            100                             9.28
                            100                             9.33
                            400                             9.35
                           1000                             9.61
                             84                             9.62
   11/4/04                  100                             8.98
                            100                             9.05
                             99                             9.08
                            101                             9.25
                            601                             9.29
                            100                             9.30
                             99                             9.32
                            200                             9.55
                            100                             9.56
                            400                             9.57
                            100                             9.79
   11/5/04                 1000                             9.66
                            200                             9.71
                            800                             9.72
   11/8/04                 1400                             9.84
                            600                             9.85
   11/9/04                  4000                           10.07


(b)         See Item 5(a).

(c)         See Item 5(a).

(d - e)     Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.

     Date:  November 9, 2004

                                           JRS PROPERTIES III L.P.,
                                           An Idaho Limited Partnership,

                                           by its Sole General Partner
                                           JRS Management, L.L.C.
                                           an Idaho Limited Liability Company





                                           By   /s/ Scott R. Simplot
                                                -----------------------------
                                                 Scott R. Simplot, Manager

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